

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2019

Via Email
Thierry de Longuemar
Vice President and Chief Financial Officer
Asian Infrastructure Investment Bank
B-9 Financial Street, Xicheng District
Beijing 100033
People's Republic of China

> **Re: Asian Infrastructure Investment Bank**
> **Amendment No. 1 to Registration Statement under Schedule B**
> **Filed January 31, 2019**
> **File No. 333-228613**

Dear Mr. de Longuemar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 26, 2018 letter.

Registration Statement under Schedule B

General

1. We note your response to comment 3. Please advise us of the thresholds used for including information about significant Member States and how those thresholds differed for regional and non-regional Member States. For example, we note that there is information about Tajikistan but not about other Member States with larger subscription interests and voting power.

2. We note your response to comment 5. Please disclose that AIIB "will" be subject to an audit of its internal control over financial reporting for the year ended December 31, 2019 instead of indicating that it "expects to provide" an attestation report for that period.

Operations of AIIB, page 20

3. We note your response to comment 11. Please disclose whether loans to key management personnel remain outstanding and identify the members of management who have obtained loans from the Bank.

Economic Sanctions, page 36

4. We note your revised disclosure in response to comment 14. The disclosure in the first full paragraph on page 37 indicates that the Bank "expects" to make representations regarding sanctions-related matters. If these are conditions that the Bank must satisfy before its securities will be sold, please indicate that the Bank "will" make these representations and warranties.

5. Please provide disclosure in the prospectus summary indicating that the Bank may become subject to economic sanctions, and discuss the anticipated effect on the secondary market for the Bank's securities if sanctions were imposed.

Governance and Administration, page 47

6. We re-issue comment 17. Please identify the Governors and Alternate Governors on the Board of Governors, including the positions held in the Member States.

Undertakings, page II-2

7. We re-issue comment 24. Please undertake to provide the annual financial statements in the Bank's annual report to be filed with the SEC so long as securities offered and sold under the registration statement are outstanding.

Independent Auditor's Report
Opinion, pages F-3 and F-49

8. Please revise the audit opinion to state that the financial statements present fairly, in all material respects, the financial position of the Bank and the results of its operations and its cash flows in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Independent Auditor's Report
Auditor's Responsibilities for the Audit of the Financial Statements, pages F-4 and F-50

9. Please revise the Independent Auditor's Report to remove ". . . We do not assume responsibility towards or accept liability to any other person for the contents of this report . . . " or tell us why you believe this disclaimer is appropriate.

You may contact Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 or John Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Ellie Quarles, Special Counsel, at (202) 551-3238 or Michael Coco, Chief, at (202) 551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance

cc: Rüdiger Woggon
        Lead Counsel, Office of the General Counsel
        Asian Infrastructure Investment Bank

        Robert S. Risoleo, Esq.
        Sullivan & Cromwell LLP